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May 28, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Phunware, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

File No. 001-37862

Ladies and Gentlemen:

On behalf of Phunware, Inc. (the “Company”), we hereby respond as follows to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 13, 2024, relating to the above-referenced Annual Report on Form 10-K (the “Annual Report”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Annual Report. For the Staff’s convenience, we have recited the comments in the Staff’s letter below in italics, and set forth the Company’s responses in regular font immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Summary of Risk Factors

Risks Related to our Token Ecosystem and Tokens, page 3

1.	We note your summary risk factors states that "[t]here can be no assurance that PhunCoin or PhunToken will ever be issued." However, we note PhunTokens have been sold and there is no corresponding risk factor disclosure. Please revise to address this inconsistency or advice.

Response: The Company acknowledges that the summary risk factor on page 3 of the Annual Report inaccurately suggests that PhunToken has not been issued to date. The disclosure was intended to summarize the first risk factor on page 40 of the Annual Report, which states the following: “We have raised capital to fund a Token Generation Event of rights to receive future PhunCoin, and beginning in 2021 we created and sold PhunToken. There can be no assurance that PhunCoin will ever be issued, and any significant difficulties we may experience with the offerings of PhunCoin or sales of PhunToken could result in claims against us. Additionally, the Token Generation Event and the offerings of PhunCoin and the sales of PhunToken could subject us to various other business and regulatory uncertainties.” The Company will undertake to ensure that future summary risk factor disclosures relating to the issuance of PhunToken do not suggest inconsistencies with the risk factor(s) purportedly summarized.

Non-GAAP Financial Measures, page 49

2.	We note you present various non-GAAP financial measures in the table on page 50 without presenting the most directly comparable GAAP measures with equal or greater prominence. Similarly, you highlight the percentage increase in Adjusted EBITDA in your May 9, 2024 Form 8-K without also referencing the percentage increase in the most directly comparable GAAP measure of net loss. Please revise to present the GAAP measures with equal or greater prominence to any non-GAAP measures provided. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

Response: With respect to the table on page 50 of the Annual Report, we refer the Staff to the tables on page 51 for a reconciliation of non-GAAP financial measures to their most directly comparable GAAP measure. Nevertheless, the Company acknowledges the Staff’s comment and confirms that subsequent periodic filings will present any non-GAAP measures along with the most comparable GAAP measure with equal or greater prominence with reference to the guidance provided in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

Securities and Exchange Commission

Division of Corporation Finance

May 28, 2024

3.	We note your non-GAAP measure of Adjusted EBITDA. Please tell how you determined it is appropriate to make adjustments for the impairment of digital assets and gain on disposal of digital assets. Refer to Item 10(e)(ii)(B) and Questions 100.01 and 100.04 of the Non-GAAP C&DIs.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has considered the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP C&DIs (the “Non-GAAP C&DIs”). In Question 100.01 of the Non-GAAP C&DIs, the Staff notes that presenting a non-GAAP performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business is one example of a measure that could be misleading. Further, the Staff notes that when evaluating such non-GAAP adjustment, the Staff considers the nature and effect of the non-GAAP adjustment and how it relates to the company’s operations, revenue generating activities, business strategy, industry and regulatory environment. In 2022, the Company purchased digital assets (Bitcoin and Ethereum) as part of its treasury strategy and not as a revenue or operating income/loss generating activity. As a result, the Company believed it was reasonable to adjust for such gain/loss in the calculation of the non-GAAP measurement, Adjusted EBITDA, as it provided investors and other users of the financial statements a more appropriate measure to evaluate the performance of the Company’s operations. The Company no longer has such digital assets remaining and it is not currently utilizing such as part of its on-going treasury management practices.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

PhunToken, page 72

4.	You refer to PhunToken sales totaling $2.6 million since the launch of PhunToken in 2019. Please address the following:

●	Provide us with a breakdown, for each period presented, of the $2.6 million PhunTokens:

o	sold to senior management,
o	sold to customers, and
o	issued as a reward to consumers, if applicable.

●	Explain how PhunTokens are rewarded to consumers and clarify the relationship, if any, between application transaction revenue and the issuance of PhunTokens as a reward for watching branded videos, completing surveys and visiting points of interest. To the extent you are rewarding PhunTokens in exchange for generating advertising revenue, tell us where such costs are recorded in your financial statements.

●	Clarify whether the development of the token ecosystem to date allows customers (or the company, if applicable) to deploy PhunTokens to consumers as a reward for their engagement.

●	Tell us how you determined that the sale of PhunTokens to management and customers represents revenue. Provide us with a comprehensive analysis detailing your accounting under ASC 606 and the basis for your conclusions with references to the specific authoritative literature relied upon. Ensure you addresses your determination of the performance obligation(s) associated with the issuance of these tokens to customers, the tracking of user engagement and the consumption of the token within your Token Ecosystem and how each performance obligation is satisfied.

Response:

PhunToken Sales Breakdown

The Company sold PhunToken for sales proceeds of approximately $1.06 million and $1.56 million during the years ended December 31, 2021 and 2022, respectively. $6,500 and $2,500, respectively, of such proceeds were derived from sales to senior management and other employees of the Company, with the remainder sold to third party customers. None of the $2.6 million was issued as a reward to consumers.

Securities and Exchange Commission

Division of Corporation Finance

May 28, 2024

PhunToken Issuance to Consumers

Consumers can earn/accrue PhunToken rewards by participating in certain activities (e.g., answering surveys, watching videos, completing tasks, visiting points of interest, or referring consumers). It is important to note that accrued PhunToken rewards are not on-chain tokens (i.e., do not reside on the Ethereum blockchain), they are simply tracked as database points.

The issuance of PhunToken as a reward does not result in the recording of revenue by the Company, so there is no relationship to application transaction revenue. The only revenue recorded related to PhunToken is from the sale of PhunToken for monetary value (cash/bitcoin/Ethereum). In the financial statements, such revenue is presented as part of application transaction revenue. For context, since 2022, the aggregate value of revenue recorded from the sale of PhunTokens is not significant (i.e., less than $1,000).

Deployment of PhunToken to Consumers

As disclosed on page 82 of the Annual Report, PhunToken is designed to be utilized within our digital asset engagement ecosystem (the “Phun Ecosystem”) which is partially developed and not yet fully functional, in part because PhunCoin is intended to be an important part of the Phun Ecosystem and has not yet been issued. However, the Phun Ecosystem does allow for customers, if any, or the Company to reward a consumer with PhunToken should the consumer engage.

Revenue Analysis for PhunToken Sales

A detailed analysis of the Company’s accounting under ASC 606 and the basis of our conclusions is provided in Appendix A attached hereto.

Item 9A. Controls and Procedures, page 100

5.	We note that management has determined your internal control over financial reporting (ICFR) was not effective as of December 31, 2023, due to the presence of a material weakness. However, we also note management, with the participation of your Certifying Officers, concluded that disclosure controls and procedures (DCPs) were effective as of the end of the period covered by this report. Please explain to us how management was able to conclude DCPs were effective given that ICFR are an integral part of DCPs, or revise as necessary. We refer you to Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes there is substantial overlap between ICFR and DCPs.

Response: Please be advised that subsequent to filing the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, Company management re-evaluated its disclosure controls and procedures in connection with the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 13, 2024. As a result of the re-evaluation, the Company’s management changed course and concluded that the Company’s DCPs were not effective as of the end of the period covered by the Quarterly Report on Form 10-Q as a result of the same ICFR material weaknesses noted in our Form 10-K. The Company expects to continue to report the same conclusions until management determines the material weaknesses noted have been remediated.

Securities and Exchange Commission

Division of Corporation Finance

May 28, 2024

General

6.	Please supplementally provide us with your legal analysis as to whether the PhunCoins or PhunTokens offered and sold through your platform are securities under Section 2(a)(1) of the Securities Act of 1933. In responding to this comment, please address the operation of your platform, the differences between the two crypto assets and whether/how those differences impact the analysis. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985). Also, include a risk factor addressing the uncertainty and consequences of making an incorrect assessment or regulator or court disagreeing with your assessment.

Response:

Section 2(a)(1) Legal Analysis

Section 2(a)(1) of the Securities Act of 1933, as amended (the "Securities Act"), defines a "security" as any note, stock, treasury stock, security future, security-based swap, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, ... or, in general, any interest or instrument commonly known as a "security."

While digital tokens/coins are not specifically listed in the definition, it is possible that such assets could be considered investment contracts. The term "investment contract" is not defined in the Securities Act.

In SEC v. W.J. Howey Co., 328 U.S. 293 (1946), the U.S. Supreme Court determined that an "investment contract" exists for purposes of the Securities Act if there is a "contract, transaction or scheme" which satisfies all of the following factors: (1) an investment of money; (2) in a common enterprise; (3) with a reasonable expectation of profits; and (4) derived from the entrepreneurial or managerial efforts of others.

The Company believes that PhunToken is not a "security" under Section 2(a)(1) of the Securities Act, and in particular that PhunToken is not an "investment contract" under the Securities Act because it does not satisfy all of the prongs of the Howey test.

As an initial matter, the Company does not believe that PhunToken are "contracts" within the meaning of "investment contract" under the Howey test. The U.S. Supreme Court stated that an "investment contract" initially needs to be a "contract, transaction or scheme"; Black's Law Dictionary defines a contract as "[a]n agreement between two or more parties creating obligations that are enforceable or otherwise recognizable at law." PhunToken, and the agreements entered into between the Company and PhunToken purchasers in connection with their purchases of PhunToken, do not involve or provide for post-sale obligations on the part of the Company with respect to PhunToken.

In addition, we note that (a) PhunToken presently has no material rights associated with or envisioned for it, other than the rights to receive PhunToken as rewards as described above and rights to use or consume PhunToken to receive goods, services and other items of value through engagements; (b) PhunToken does not provide holders with claims on or to any assets of the Company; (c) PhunToken and the Phun Ecosystem do not provide any voting or similar governance rights to holders; and (d) PhunToken sales have not been and will not be used for the purpose of raising funds to develop PhunToken or the Phun Ecosystem.

Securities and Exchange Commission

Division of Corporation Finance

May 28, 2024

1.	Investment of Money

Consumers and other parties have purchased and may purchase PhunToken with cash and other digital assets, so the Company concedes that sales of PhunToken would satisfy the first prong of the Howey test.

2.	Common Enterprise

It is the Company’s position that PhunToken does not satisfy the second prong of the Howey test, which requires investment in a "common enterprise." The U.S. Supreme Court has not defined the term "common enterprise", but other U.S. Federal courts have developed several different tests for determining whether a contract, transaction or scheme constitutes a common enterprise. Each test requires a sharing of profits or economic fortunes with the investor. Under the horizontal commonality test, there is a common enterprise if each investor shares in profits with other investors by the pooling of assets. Under the vertical commonality tests, there is a common enterprise if an investor's profits or fortunes are linked to or correlated with the profits or fortunes of the promoter or manager of the contract, transaction or scheme or depend upon the promoter's or manager's efforts. With respect to PhunToken, the holders do not and will not receive profits of the Company or from the Phun Ecosystem by owning PhunToken; holders are expected to receive additional PhunToken through their own actions and efforts to earn rewards and consideration within the Phun Ecosystem and holders will provided opportunities to use or consume their PhunToken within the Phun Ecosystem to receive value from engagements provided by the Company and Phun Ecosystem customers as determined by the holders.

3.	Reasonable Expectation of Profits

It is also the Company’s position that PhunToken does not satisfy the third prong of the Howey test, which requires that the investor have a reasonable expectation of profits. The SEC has noted in its digital assets related guidance that "…the main issue in analyzing a digital asset under the Howey test is whether a purchaser has a reasonable expectation of profits (or other financial returns) derived from the efforts of others. A purchaser may expect to realize a return through participating in distributions or through other methods of realizing appreciation on the asset, such as selling at a gain in a secondary market."

PhunToken is designed to serve as a utility token for use or consumption within the Phun Ecosystem and not to generate capital appreciation as an investment or to enable holders to participate in or receive portions of earnings of the Company generally or from the Phun Ecosystem. The Company’s purchase agreements for PhunToken include provisions to the effect that PhunToken is not designed or intended to be an investment or to be purchased for investment; PhunToken does not have rights, uses, purposes or attributes outside the Phun Ecosystem; and the Company may from time to time modify the design and functionality of PhunToken and the Phun Ecosystem. The value of PhunToken is not tied to the Company's common stock or any profits or revenues the Company derives generally or from the Phun Ecosystem, and holders will not receive any distributions of profits or return of capital from Company generally or the Phun Ecosystem.

Based on the above, the Company believes PhunToken does not satisfy the third prong of the Howey test.

4.	Managerial or Entrepreneurial Efforts of Others

Lastly, it is the Company’s position that PhunToken does not satisfy the fourth prong of the Howey test, which requires that any expectation of profits is derived "solely [or primarily] from the efforts of a promoter or a third party." As described above, PhunToken holders cannot reasonably rely on the Company or others to generate any profits for holders of PhunToken based on PhunToken. No holder can reasonably rely on significant efforts of the Company or its management to make profits by holding PhunToken as an investment.

Securities and Exchange Commission

Division of Corporation Finance

May 28, 2024

Gary Plastic Legal Analysis

The Company believes that PhunToken and the Phun Ecosystem are distinguishable from and not comparable to the facts and circumstances involved in the certificate of deposit (CD) program described in Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985).

In the Gary Plastic case, the Second Circuit determined that CDs (which alone would not be securities), when purchased and sold in transactions involving related marketing and support arrangements, could result in the transactions being "investment contracts" under the securities laws. The Second Circuit found that the establishment of a secondary market as a critical part of an issuer's marketing efforts for a certificate of deposit, together with the potential to receive investment profits from variable interest rates on the certificates of deposit, rendered transactions involving certificates of deposit to be "investment contracts".

With respect to the Company, PhunToken transactions are distinguishable from the Gary Plastic transactions because: (a) PhunToken is not designed to be traded or exchanged with other holders, it is intended and designed only for use or consumption within the Phun Ecosystem, (b) since the Company does not control or operate a trading market for PhunToken outside of the Phun Ecosystem, it is not reasonable for a holder to expect to profit from a fluctuation in value, and (b) the Company does not engage in activity to facilitate the appreciation of the price of PhunToken above the prices paid by holders for PhunToken purchased from the Company, which would be akin to the Merrill Lynch managed investment program described in the Gary Plastic case. As such, the Company does not believe the Gary Plastic case analysis would facilitate a determination that PhunToken is an “investment contract.”.

To date, no PhunCoin has been issued, however, based upon current planned features the Company expects that it will be considered a security. Prior to issuance of any PhunCoin, the Company will conduct appropriate analysis to determine whether or not it would be deemed a security in order to facilitate compliance with any applicable securities laws and regulations.

Additional Risk Factor

In addition, in response to the Staff’s comment, the Company will include the following risk factor in future periodic filings addressing the uncertainty and consequences of making an incorrect assessment as to whether PhunCoin or PhunToken are securities under Section 2(a)(1) of the Securities Act, or if a regulator or court disagrees with such assessment:

“Whether our digital assets, including PhunCoin and PhunToken, constitute a “security” is subject to a high degree of uncertainty, and if we are unable to properly characterize a digital asset, we may be subject to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect our business, operating results and financial condition.

The SEC and its staff have taken the position that certain digital or “crypto” assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.

Several foreign jurisdictions have taken a broad-based approach to classifying digital assets as “securities,” while certain other foreign jurisdictions have adopted a narrower approach. As a result, certain digital assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets as “securities.”

Securities and Exchange Commission

Division of Corporation Finance

May 28, 2024

The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer and sale of such assets. For example, a digital asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in digital assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade digital assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system (ATS) in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

We have policies and processes to analyze whether each digital asset, including PhunCoin and PhunToken, that we seek to implement within our platform could be deemed to be a “security” under applicable laws. Our policies and processes do not constitute a legal standard but rather represent our company-developed model, which permits us to make a risk-based assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, a state or foreign regulatory authority, or a court were to determine that a digital asset, including PhunCoin and PhunToken, implemented on our platform is a “security” under applicable laws. We believe that our process reflects a comprehensive and thoughtful analysis and is reasonably designed to facilitate consistent application of available legal guidance to digital assets to facilitate informed risk-based business judgment. However, we recognize that the application of securities laws to the specific facts and circumstances of digital assets may be complex and subject to change, and that a posting determination does not guarantee any conclusion under the U.S. federal securities laws. We expect our risk assessment policies and to continuously evolve to take into account case law, facts, and developments in technology.

There can be no assurances that we will properly characterize any given digital asset as a security or non-security or that the SEC, foreign regulatory authority, or a court, if the question was presented to it, would agree with our assessment. If the SEC, state or foreign regulatory authority, or a court were to determine that digital assets implemented within our platform are securities, we would not be able to offer such digital assets until we are able to do so in a compliant manner. A determination by the SEC, a state or foreign regulatory authority, or a court that a digital asset within our platform was a security may also result in us determining that it is advisable to remove such digital assets from our platform that have similar characteristics to the digital asset that was determined to be a security. In addition, we could be subject to judicial or administrative sanctions for failing to offer or sell the digital asset in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that purchased, earned or received such digital assets on our platform and suffered losses could also seek to rescind a transaction that we facilitated as the basis that it was conducted in violation of applicable law, which could subject us to significant liability. We may also be required to cease facilitating transactions in other similar digital assets, which could negatively impact our business, operating results, and financial condition.”

If you have any additional questions regarding the above, please contact me by phone at (214) 745-5394 or e-mail at jmcphaul@winstead.com.

Sincerely,

/s/ Jeffrey M. McPhaul
Jeffrey M. McPhaul

Cc:	Michael Snavely (Chief Executive Officer, Phunware, Inc.)

Chris Olive (Chief Legal Officer, Phunware, Inc.)

Troy Reisner (Chief Financial Officer, Phunware, Inc.)

APPENDIX A

We concluded that sales of PhunToken are within the scope of ASC 606. In determining revenue recognition for PhunToken sales, the Company must apply the five (5) steps identified below and in ASC 606-10-05-4:

●	Step 1: Identify the contract with a customer;
●	Step 2: Identify the performance obligations in the contract;
●	Step 3: Determine the transaction price;
●	Step 4: Allocate the transaction price;
●	Step 5: Recognize revenue when or as the entity satisfies a performance obligation.

We walk though these steps below:

STEP 1.	IDENTIFY THE CONTRACT WITH A CUSTOMER (ASC 606-10-25-1 thru 25-8):

The Contract

ASC 606-10-25-1 states: An entity shall account for a contract with a customer that is within the scope of this Topic only when all of the following criteria are met:

(a)	The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.

(a)	The entity can identify each party's rights regarding the goods or services to be transferred.

(b)	The entity can identify the payment terms for the goods or services to be transferred.

(c)	The contract has commercial substance (that is, the risk, timing, or amount of the entity's future cash flows is expected to change as a result of the contract).

(d)	It is probable that the entity will collect the consideration to which it will be entitled in exchange for the goods and services that will be transferred to the customer. In evaluating whether collectability of an amount of consideration is probable, an entity shall consider only the customer's ability and intention to pay that amount of consideration when it is due. The amount of consideration to which the entity will be entitled may be less than the price stated in the contract if the consideration is variable because the entity may offer the customer a price concession (see paragraph 606-10-32-7).

The Company enters into a PhunToken Purchase Agreement with each person or entity who or which purchases PhunToken from the Company. The PhunToken Purchase Agreement: (i) defines the parties to the agreement and is electronically executed by the purchaser; (ii) identifies each party's rights and the purchase price of PhunToken and number of PhunTokens the purchaser is to receive; (iii) provides the payment terms which for PhunToken payment is made in advance; (iv) is of commercial substance; (v) specifies payment to be made in the form of bitcoin, ethereum or USD at the time of purchase and execution of the PhunToken Purchase Agreement; and (vi) contains other terms and provisions which make clear, among other things, that PHTK is, and is intended to be, a utility token and not a "security" under applicable securities laws.

The PhunToken Purchase Agreement meets all of the criteria in ASC 606-10-25-1 and is therefore considered a revenue contract.

STEP 2.	IDENTIFY PERFORMANCE OBLIGATIONS IN THE CONTRACT

ASC 606-10-05-4(b) states: A contract includes promises to transfer goods or services to a customer. If those goods or services are distinct, the promises are performance obligations and are accounted for separately. A good or service is distinct if the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and the entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.

ASC 606-10-25-19 states: A good or service that is promised to a customer is distinct if both of the following criteria are met:

(a)	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

(b)	The entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

ASC 606-10-25-20 states: A customer can benefit from a good or service in accordance with paragraph 606-10-25-19(a) if the good or service could be used, consumed, sold for an amount that is greater than scrap value, or otherwise held in a way that generates economic benefit.

In analyzing the ASC 606 statement in (a) above, specifically the statement "the customer can benefit from the good or service" and applying the guidance in ASC 606-10-25-20, we note that PhunToken purchasers can sell their PhunToken to another person or entity. Further, PhunToken purchasers can exchange their PhunToken on an online DeFi protocol called Uniswap and for ethereum. Finally, PhunToken purchasers can sell their PhunToken in an exchange of wallet addresses, for cash (through a cash app) (in other words, one PhunToken holder will say I'll send you 1,000 PhunToken for $10.00; Venmo may be used to send/receive the cash and the parties will exchange wallet addresses).

Per review of the PhunToken Purchase Agreement, we believe one performance obligation on the part of Phunware to the PhunToken purchaser exists: the Company's delivery of the PhunToken purchased to the purchaser.

STEP 3.	DETERMINE TRANSACTION PRICE

606-10-32-2 states: An entity shall consider the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both.

As stated in the PhunToken Purchase Agreement, PhunToken is currently being sold by Phunware for $0.01 / PhunToken. For example, if a customer wants to purchase 10,000 PhunToken, the customer will need to transfer $100 to Phunware in the form of USD or cryptocurrency equivalent.

STEP 4.	ALLOCATE TRANSACTION PRICE TO THE PERFORMANCE OBLIGATIONS IN THE CONTRACT

As concluded above, there is only one performance obligation on the part of Phunware to the PhunToken purchaser in the PhunToken Purchase Agreement; thus, no allocation is necessary.

STEP 5.	RECOGNIZE REVENUE WHEN (OR AS) THE ENTITY SATISFIES A PERFORMANCE OBLIGATION

ASC 606-10-25-23 states: The revenue recognition standard states that an entity should recognize revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service to a customer. An asset is transferred when (or as) the customer obtains control of that asset.

ASC 606-10-25-24 states: For each performance obligation, an entity would determine whether it satisfies the obligation over time or at a point in time.

Recognition at over time criteria

ASC 606-10-25-27 states: An entity transfers control over time and recognizes revenue over time if one of the following criteria is met:

1.	The customer receives and consumes the benefits provided by the entity's performance as the entity performs.

2.	The entity's performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced.

3.	The entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

Recognition at point in time criteria

ASC 606-10-25-30 states: If a performance obligation is not satisfied over time, it is satisfied at a point in time when control is transferred to the customer. Indicators of transfer of control are as follows:

1.	The entity has a present right to payment for the asset

2.	The customer has legal title to the asset

3.	The entity has transferred physical possession of the asset

4.	The customer has the significant risks and rewards of ownership of the asset

5.	The customer has accepted the asset

In applying ASC 606-10-25-27, we believe that none of the three criteria are met in our PhunToken Purchase Agreements; there is no benefit as we perform, we cannot use the PhunToken purchased by a purchaser after we deliver PhunToken to and/or PhunToken is otherwise received by the purchaser; and we cannot enforce payment for performance completed to date as there is no ongoing performance obligation on the part of Phunware to the purchaser.

In applying guidance in ASC 606-10-25-30, we believe that all five criteria are met with our sale and transfer of PhunToken to a purchaser as described above and pursuant to the PhunToken Purchase Agreement. Accordingly, we believe we recognize revenue at-a-point in time when we deliver PhunToken to a purchaser's ethereum-based wallet.